EFUTURE ANNOUNCES FOURTH QUARTER AND FISCAL YEAR 2011
UNAUDITED FINANCIAL RESULTS

Fourth quarter 2011 revenue rose 13% year-over-year, exceeding guidance

BEIJING — March 12, 2012 — eFuture Information Technology Inc. (Nasdaq: EFUT, the “Company” or “eFuture”), a leading provider of software and services in China's rapidly growing retail and consumer goods industries, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2011.

Fourth Quarter 2011 Financial Highlights*

.	Total revenue increased 13% year-over-year to RMB83.3 million (US$13.2 million).
.	Gross profit decreased 23% year-over-year to RMB27.0 million (US$4.3 million).
.	Adjusted EBITDA was RMB8.9 million (US$1.4 million), compared to RMB10.6 million in fourth quarter 2010.
.	Operating profit was RMB2.4 million (US$0.4 million), compared to RMB2.7 million in fourth quarter 2010.
.	Net loss was RMB10.0 million (US$1.6 million), compared with net income of RMB0.1 million in fourth quarter 2010.
.	Adjusted net income was RMB1.9 million (US$0.3 million), compared to RMB8.9 million in fourth quarter 2010.
.	Basic and diluted net losses per share were RMB2.42(US$0.39), as compared to basic and diluted net earnings per share of RMB0.03 in fourth quarter 2010.
.	Adjusted diluted net earnings per share were RMB0.47 (US$0.07), as compared to RMB2.16 in fourth quarter 2010.

* Beijing Wangku Hutong Information Technology Co., Ltd. (“Wangku”) has been classified as a discontinued operation for the year ended December 31, 2011, following eFuture's announcement on March 21, 2011, of the sale of its 51% stake in Wangku. The comparative figures for the fourth quarter and full year ended December 31, 2010 have been retrospectively reclassified to exclude discontinued operations, in accordance with US GAAP. eFuture is currently working with an independent appraisal firm to assess the level of intangible asset impairment relating to fourth quarter 2011. There may be an impairment charge in fourth quarter 2011. The amount of the impairment charge may be substantial and could have a material adverse effect on the results of operations for the fourth quarter and full year ended December 31, 2011, including without limitation eFuture's gross profit, net income and/or earnings per share. As the assessment was still ongoing as at the date of this press release, the actual audited information will be provided as part of the Company's 20F filing for the full year 2011.

Full Year 2011 Financial Highlights

.	Total revenue increased 13% year-over-year to RMB171. 0 million (US$27.2 million).
.	Gross profit decreased 9% year-over-year to RMB55.2 million (US$8.8 million).
.	Adjusted EBITDA was RMB1.7 million (US$0.3 million), compared to RMB3.3 million in 2010.
.	Operating loss moderated to RMB18.8 million (US$3.0 million), compared to RMB21.7 million in 2010.
.	Net loss was RMB20.9 million (US$3.3 million), compared with RMB17.3 million in 2010.
.	Adjusted net loss was RMB1.6 million (US$0.3 million), compared to adjusted net income of RMB5.6 million in 2010.
.	Basic and diluted net losses per share moderated to RMB5.06(US$0.8), as compared toRMB4.53 in 2010.
.	Adjusted diluted net losses per share were RMB0.38 (US$0.06), as compared to diluted net earnings per share of RMB1.47 in 2010.
Mr. Adam Yan, eFuture's Chairman and Chief Executive Officer, said, "I'm pleased to report that revenues for our seasonally strongest fourth quarter exceeded guidance, rounding out a year of top-line growth. Although the decision by some of our larger clients to postpone new store openings impacted our higher-margin software revenue, we achieved further expansion of our more stable service fee income. During 2011, we successfully completed our delivery team restructuring, thereby equipping us to take on additional projects and more effectively manage costs.

1/ 8

"While we expect short- and mid-term revenue growth to be driven primarily by the development of new products within our more established business lines, we continue to develop other new products and services that have revenue-generation potential over the long term. Following the launch of our cloud service business last October, we were excited to announce the signing of our first mobile cloud service client in December. The signing of an additional client earlier this year now gives us a total user base of over 1,000 paying subscribers, and in our view, demonstrates the progress we are making in the initial stages of our foray into this new business line.
“During 2012, we plan to innovate further within the cloud services space to explore its long-term revenue-generation potential, while simultaneously solidifying our leading position within China's retail and consumer goods industry. Our overall focus remains on driving top-line growth, as well as investing to capture long-term opportunities within the growing mobile internet and social commerce markets.”

Mr. Sean Zheng, Chief Financial Officer, added, “Despite industry-wide wage inflation and disruptions from our delivery team restructuring, we effectively moderated the effect on margins by achieving a 24% year-over-year decline in operating expenses during fourth quarter 2011. Moreover, we believe that the completion of our delivery team restructuring positions us to increase margins by achieving a more equal balance between our higher-margin software revenue and our more stable service fee income. In terms of revenue, the year-over-year rise in our contracts backlog to US$18 million at end-December 2011 from US$14 million the previous year appears positive for 2012. Looking ahead to the first quarter 2012, we believe that revenue during this seasonally slowest quarter will total between RMB23 million and RMB26 million, representing year-over-year growth of 20% to 35%.”

FOURTH QUARTER 2011 FINANCIAL RESULTS

Revenue

Total revenue for fourth quarter 2011 increased 13% to RMB83.3 million (US$13.2 million), compared to RMB73.5 million in fourth quarter 2010.

Revenue Breakdown

	4Q10	4Q11(unaudited)
	RMB '000	RMB '000	USD '000	Y-o-Y % Change
Software license sales	28,108	26,803	4,259	(5)
Hardware sales	18,326	25,261	4,014	38
Service fee income	27,083	31,233	4,962	15
Total	73,517	83,297	13,235	13

Software license revenue for fourth quarter 2011 decreased 5% year-over-year to RMB26.8 million (US$4.3 million), mainly as a result of lower sales to the grocery industry as existing customers in this vertical delayed new store openings.

Hardware revenue increased 38% year-over-year to RMB25.3 million (US$4.0 million) from RMB18.3 million in fourth quarter 2010, mainly due to the completion of a large hardware contract for the logistics industry in fourth quarter 2011.

Service fee income for fourth quarter 2011 increased 15% year-over-year to RMB31.2 million (US$5.0 million), compared to RMB27.1 million in fourth quarter 2010, mainly due to strong growth in the provision of consulting services to the logistics industry.

2/ 8

Cost of Revenue

Cost of revenue for fourth quarter 2011 increased 46% year-over-year to RMB56.3 million (US$8.9 million), from RMB38.5 million in fourth quarter 2010.

Cost of Revenue Breakdown

	4Q10	4Q11 (unaudited)
	RMB '000	RMB '000	USD '000	YoY % Change
Cost of software license sales	4,273	5,856	930	37
Cost of hardware sales	14,632	20,912	3,323	43
Cost of service fee	13,670	25,009	3,973	83
Amortization of acquired technology	2,411	1,742	277	(28)
Amortization of software costs	1,122	741	118	(34)
Impairment loss of intangible assets subject to amortization	2,401	2,061	327	(14)
Total	38,509	56,321	8,948	46

Gross Profit and Gross Margin

Gross profit for fourth quarter 2011 decreased 23% year-over-year to RMB27.0 million (US$4.3 million), from RMB35.0 million in fourth quarter 2010. Consolidated gross margin for fourth quarter 2011 was 32%, compared to 48% in fourth quarter 2010. The decrease was mainly due to lower margins on service fee income due to higher labor costs resulting from wage inflation.

Operating Expenses

Research and development expenses (“R&D”) for fourth quarter 2011 decreased 75% year-over-year to RMB1.2 million (US$0.2 million), or 1% of total revenue, compared to RMB4.6 million, or 6% of total revenue in fourth quarter 2010. The decrease in R&D expenses was due to the company's continued focus on projects at the capitalization stage, which resulted in development costs being capitalized rather than expensed.

General and administrative expenses (“G&A”) increased 16% year-over-year to RMB15.7 million (US$2.5 million), or 19% of total revenue, compared to RMB13.6 million, or 18% of total revenue in fourth quarter 2010, mainly due to higher compensation costs amid wage inflation, and higher rental costs resulting from the opening of new branch offices as the Company extends its geographical reach.

Selling and distribution ("S&D") expenses for fourth quarter 2011 decreased 46% year-over-year to RMB7.7 million (US$1.2 million), or 9% of total revenue, compared to RMB14.1 million, or 19% of total revenue in fourth quarter 2010, mainly due to improved efficiency in generating sales and a decrease in commission payments following the introduction of a better structured incentive scheme in 2011.

Operating Income

Operating income in fourth quarter 2011 was RMB2.4 million (US$0.4 million), compared to RMB2.7 million in fourth quarter 2010.

3/ 8

Net Income/Loss and Earnings/Losses Per Share

Net loss for fourth quarter 2011 was RMB10.0 million (US$1.6 million), compared to net income of RMB0.1 million in fourth quarter 2010.

Adjusted net income for fourth quarter 2011 was RMB1.9 million (US$0.3 million), compared to RMB8.9 million in fourth quarter 2010.

Basic and diluted losses per share in fourth quarter 2011 were RMB2.42 (US$0.39), compared to basic and diluted earnings per share of RMB0.03 in fourth quarter 2010. Adjusted basic and diluted earnings per share were RMB0.47 (US$0.07), compared to adjusted basic and diluted earnings per share of RMB2.16 in fourth quarter 2010.

EBITDA

Adjusted EBITDA for fourth quarter 2011 was RMB8.9 million (US$1.4 million), compared to RMB10.6 million in fourth quarter 2010.

FULL YEAR 2011 FINANCIAL RESULTS

Revenue

Total revenue for 2011 increased 13% to RMB171.0 million (US$27.2 million), compared with RMB151.9 million in 2010.

Revenue Breakdown

	2010	2011
	RMB '000	RMB '000	USD '000	Y-o-Y % Change
Software license sales	63,888	52,108	8,279	(18)
Hardware sales	35,805	38,558	6,126	8
Service fee income	52,210	80,346	12,766	54
Total	151,903	171,012	27,171	13

Software license revenue for 2011 decreased 18% year-over-year to RMB52.1 million (US$8.3 million), mainly due to lower sales to the grocery industry as existing customers in this vertical delayed new store openings.

Hardware revenue increased 8% year-over-year to RMB38.6 million (US$6.1 million) from RMB35.8 million in 2010, mainly due to the completion of several large hardware contracts for the logistics industry.

Service fee income increased 54% year-over-year to RMB80.3 million (US$12.8 million), compared to RMB52.2 million in 2010, mainly due to increased demand from existing customers for customization, maintenance and consulting services.

2/ 8

Cost of Revenue

Cost of revenue for 2011 increased 27% to RMB115.8 million (US$18.4 million), from RMB91.5 million in 2010.

Cost of Revenue Breakdown

	2010	2011
	RMB '000	RMB '000	USD '000	YoY % Change
Cost of software license sales	11,935	12,640	2,008	6
Cost of hardware sales	31,282	32,096	5,100	3
Cost of service fee	30,749	57,846	9,191	88
Amortization of acquired technology	10,354	7,839	1,246	(24)
Amortization of software costs	4,374	3,320	527	(30)
Impairment loss of intangible assets subject to amortization	2,401	2,061	327	(14)
Total	91,473	115,802	18,399	27

Gross Profit and Gross Margin

Gross profit for 2011 decreased 9% year-over-year to RMB55.2 million (US$8.8 million) from RMB60.4 million in 2010. Consolidated gross margin for 2011 was 32%, compared to 40% in 2010. The decrease was mainly due to lower margins for service fee income and higher labour costs resulting from wage inflation.

Operating Expenses

Research and development expenses ("R&D") for 2011 decreased 43% year-over-year to RMB4.7 million (US$0.7 million), or 3% of total revenue, compared to RMB8.2 million, or 5% of total revenue in 2010. The decrease in R&D expenses was due to the company's focus on projects at the capitalization stage.

General and administrative expenses ("G&A") increased 14% year-over-year to RMB44.7 million (US$7.1 million), or 26% of total revenue, compared to RMB39.3 million, or 26% of total revenue in 2010, mainly due to higher compensation costs, increased spending on rent for new branch offices, as well as higher spending on management training initiatives to enhance communication and cohesion and facilitate the delivery of increasingly complex and large projects.

Selling and distribution ("S&D") expenses for 2011 decreased 29% year-over-year to RMB24.6 million (US$3.9 million), or 14% of total revenue, compared to RMB34.8 million, or 23% of total revenue in 2010, reflecting improved efficiency in generating sales and decreased commission payments following the introduction of a better structured incentive scheme in 2011.

Operating Loss

Operating loss for 2011 moderated to RMB18.8 million (US$3.0 million), compared to RMB21.7 million in 2010.

3/ 8

Net Income/Loss and Earnings/Losses Per Share

Net loss for 2011 was RMB20.9 million (US$3.3 million), compared to a loss of RMB17.3 million in 2010.

Adjusted net loss for 2011 was RMB1.6 million (US$0.3 million), compared to adjusted net income of RMB5.6 million in 2010.

Basic and diluted net losses per share in 2011 were RMB5.06 (US$0.80), compared to RMB4.53 in 2010. Adjusted basic and diluted net losses per share were RMB0.38 (US$0.06), compared to adjusted basic and diluted net earnings per share of RMB1.47 in 2010.

EBITDA

Adjusted EBITDA for 2011 was RMB1.7 million (US$0.3 million), compared to RMB3.3 million in 2010.

Balance Sheet and Cash Flow

As of December 31, 2011, cash and cash equivalents amounted to RMB57.2 million (US$9.1 million), a decrease of RMB16.1 million, compared to RMB73.3 million as of December 31, 2010, due largely to significant expenditure on inventory and work in progress in response to increased demand in 2011, as well as capital expenditure on R&D projects, and US$1 million cash paid for the redemption of convertible notes in November 2011. The decrease was partially offset by cash collections relating to the completion of client projects, and from the disposal of eFuture's 51% stake in Wangku in March 2011.

Total accounts receivable as of December 31, 2011 increased 15% to RMB16.7 million (US$2.7 million) from RMB14.6 million as of December 31, 2010 due to the higher proportion of service fee income within the revenue mix. According to contractual terms, the cash collection period for service fee contracts tends to be longer than for other business lines, therefore impacting accounts receivable.

Refundable value added tax as of December 31, 2011 increased 162% to RMB7.0 million (US$1.1 million) from RMB2.7 million as of December 31, 2010 due to delays in tax refunds resulting from changes in the refunds procedure.

Inventory and work in process increased 80% to RMB28.2 million (US$4.5 million) at the end of December 2011 from RMB15.6 million at the end of December 2010, mainly due to the signing of? a number of large, on-going projects in 2011 that were incomplete at the end of 2011.

Intangible assets as of December 31, 2011 decreased 20% to RMB19.5 million (US$3.1 million) from RMB24.3 million as of December 31, 2010 due to increased amortization and impairment.
Advances from customers increased 18% to RMB50.3 million (US$8.0 million) from RMB42.7 million as of December 31, 2010, due to the lengthening of revenue recognition cycles resulting from the growth in the size and scope of the contracts signed.

For the quarter ended December 31, 2011, net cash provided by operating activities was RMB16.6 million (US$2.6 million), mainly due to large cash collections relating to project completions. Net cash used in investing activities was RMB4.0 million (US$0.6 million), mainly reflecting cash paid for expenditure on intangible assets, including capitalized projects. Net cash used in financing activities was RMB6.3 million (US$1.0 million), relating to cash paid for the redemption of the convertible notes.

4/ 8

RECENT DEVELOPMENTS

Purchase of Convertible Notes

On November 25, 2011, eFuture announced the purchase of senior convertible notes with a total aggregate outstanding principal amount equal to US$1 million. The purchase was made from eFuture's cash reserves. The notes were issued by the Company to certain institutional investors on March 13, 2007 and were due on March 12, 2012. eFuture purchased the notes for the aggregate outstanding principal amount. The note holders agreed to waive all outstanding interest payments. The payment is not expected to have a material impact on the Company's business operations or growth plans.

Share Repurchase Program

On December 22, 2011, eFuture announced the authorization of a share repurchase program (the "Program"). The Program allows eFuture to make one or more purchases on the open market or in privately negotiated transactions, of up to US$2 million worth of its issued and outstanding ordinary shares. The Program will be funded with the Company's available working capital and will expire on December 20, 2012 unless extended or shortened by the Board of Directors in its discretion.

Management Changes

Former eFuture Chief Strategy Officer and Vice President, Dr. Tony Zhao, rejoined eFuture on December 1, 2011 to serve as Senior Vice President focusing on the development of the Company's cloud service business.

eFuture Senior Vice President and Co-founder, Mr. Johnson Li, left the Company on December 31, 2011 to pursue other opportunities.
FIRST QUARTER 2012 GUIDANCE
eFuture expects total revenue for the first quarter 2012 to be in the range of approximately RMB23 million (US$3.7 million) to RMB26 million (US$4.1 million). Adjusted EBITDA for the first quarter 2012 is expected to be in the range of approximately minus RMB2 million (minus US$0.3 million) to minus RMB4million (minus US$0.6 million).
CONFERENCE CALL INFORMATION
eFuture senior management will host a conference call on Tuesday, March 13, 2012 at 5:00 am (US Pacific) / 8:00 am (US Eastern) / 8:00 pm (Beijing) to discuss the Company's fourth quarter and full year 2011 financial results and recent business activity. The conference call may be accessed by dialing:

United States Toll Free	+1 866 519 4004
United Kingdom Toll Free	0808 234 6646
Hong Kong Toll Free	800 930 346
China Toll Free (Mobile)	400 620 8038
China Toll Free	800 819 0121
International Dial-in	+1 718 354 1231
Passcode	eFuture

Please dial in 10 minutes before the call is scheduled to begin.

A replay of the conference call may be accessed by phone at the following numbers until Wednesday, March 21, 2012:

United States Toll Free	+1 866 214 5335
US Toll / International Dial-In	+1 718 354 1232
Passcode	58001050

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of eFuture's website at http://www.e-future.com.cn.

5/ 8

CURRENCY CONVENIENCE TRANSLATION

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.2939 to US$1.00, the noon buying rate for US dollars in effect on December 31, 2011 for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement eFuture's unaudited consolidated financial results presented in accordance with U.S. GAAP, eFuture uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: (i) adjusted EBITDA excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and depreciation; (ii) adjusted net income excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and accretion on convertible notes; and (iii) adjusted basic and diluted earnings per share excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

eFuture believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding expenses that may not be indicative of its operating performance from a cash perspective or be indicative of its operating performance. eFuture believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company's performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to eFuture's historical performance and liquidity. eFuture computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. The accompanying paragraphs have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

eFuture's management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, eFuture's management believes that EBITDA is widely used by other companies in the software industry and may be used by investors as a measure of its financial performance. Given the significant investments that eFuture has made in property, equipment, depreciation and amortization expense comprises a meaningful portion of the Company's cost structure. eFuture's management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company's future results will be unaffected by other charges and gains eFuture considers to be outside the ordinary course of its business.

6/ 8

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Further, share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of eFuture's financial results. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing eFuture's operating and financial performance, you should not consider this data in isolation or as a substitute for its net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company's EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as eFuture does.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company's year-end financial statements, which could result in significant differences from this unaudited financial information.

ABOUT EFUTURE INFORMATION TECHNOLOGY INC.

eFuture Information Technology Inc. (NASDAQ: EFUT) is a leading provider of software and services in China's rapidly growing retail and consumer goods industries.  eFuture provides integrated software and services to manufacturers, distributors, wholesalers, logistics companies and retailers in China's front-end supply chain (from factory to consumer) market, especially in the retail and fast moving consumer goods industries. For more information about eFuture, please visit http://www.e-future.com.cn.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, 2012 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture's anticipated growth strategies; eFuture's future business development, results of operations and financial condition; expected changes in the Company's revenue and certain cost or expense items; eFuture's ability to attract clients and leverage its brand; trends and competition in the software industry; the Company's ability to control expenses and maintain profit margins; the Company's ability to hire, train and retain qualified managerial and other employees; the Company's ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

7/ 8

Further information regarding these and other risks will be included in eFuture's annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of March 12, 2012, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

Investor Contact:	Investor Relations (US):
Troe Wen, Company Secretary	Kelly Gawlik
eFuture Information Technology Inc.	Taylor Rafferty
+86 10 5293 7699	+1 212 889 4350
ir@e-future.com.cn	eFuture@Taylor-Rafferty.com

Investor Relations (HK):
Mahmoud Siddig
Taylor Rafferty
+852 3196 3712
eFuture@Taylor-Rafferty.com

— FINANCIAL TABLES TO FOLLOW

8/ 8

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES	Exchange rate	6.2939
CONDENSED CONSOLIDATED BALANCE SHEETS

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	December 31,	December 31,
	2010	2011	2011
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	73,250,856	57,157,078	9,081,345
Trade receivables, net of allowance for doubtful accounts of ,987,733 and ,266,266($518,957), respectively	14,577,251	16,737,128	2,659,262
Notes receivables	-	520,000	82,620
Refundable value added tax	2,655,666	6,950,923	1,104,390
Advances to employees	2,469,570	1,884,427	299,405
Advances to suppliers	2,050,911	331,040	52,597
Other receivables due from previously consolidated entities	3,095,000	2,267,000	360,190
Other receivables	2,361,686	2,021,053	321,113
Prepaid expenses	670,619	1,397,719	222,075
Inventory and work in process, net of inventory provision of ,138,266 and ,507,846 ($716,225), respectively	15,625,686	28,168,577	4,475,536
Current assets of discontinued operations	1,593,013	-	-
Total current assets	118,350,258	117,434,945	18,658,533

Non-current assets
Long-term investments, net of impairment of nil and ð,000($38,132), respectively	240,000	-	-
Deferred loan costs	471,808	-	-
Property and equipment, net of accumulated depreciation of ,641,786 and ,748,528($913,349), respectively	4,617,831	3,930,974	624,569
Intangible assets, net of accumulated amortization of 6,687,822 and &#65,846,644($10,461,978), and net of impairment of ,401,502 and ,462,696($709,051), respectively	24,264,471	19,477,358	3,094,641
Goodwill	80,625,667	80,625,667	12,810,128
Non-current assets of discontinued operations	13,262,120	-	-
Total non-current assets	123,481,897	104,033,999	16,529,338
Total assets	241,832,155	221,468,944	35,187,871

LIABILITIES AND EQUITY
Current liabilities
Trade payables	6,763,668	12,257,391	1,947,503
Other payables	11,236,527	12.525.300	1,990,070
Accrued expenses	16,000,966	14,464,113	2,298,116
Taxes payable	6,508,039	6,747,007	1,071,991
Advances from customers	42,688,878	50,281,055	7,988,855
Deferred tax liabilities, current portion	995,104	917,830	145,829
Liabilities of discontinued operations	18,182,475	-	-
Total current liabilities	102,375,657	97,192,696	15,442,364
Long-term liabilities
10% ,600,000 and nil convertible notes payable, net of ,552,850 and nil of unamortized discount, respectively	47,150	-	-
Derivative liabilities	354,420	3,168	503
Deferred tax liabilities	2,733,107	361,097	57,373
Total long-term liabilities	3,134,677	364,265	57,876

Equity
Ordinary shares, $0.0756 U.S. dollars par value; 6,613,756 shares authorized; 3,599,536 shares and 3,937,221 shares issued and outstanding, respectively	2,161,766	2,353,068	373,865
Additional paid-in capital	220,293,916	225,411,222	35,814,236
Statutory reserves	3,084,020	3,084,020	490,001
Accumulated deficits	(86,011,313)	(106,936,327)	(16,990,471)

Total eFuture Information Technology Inc. Shareholders' Equity	139,528,389	123,911,983	19,687,631
Non-controlling interest	(3,206,568)	-	-
Total equity	136,321,821	123,911,983	19,687,631
Total liabilities and equity	241,832,155	221,468,944	35,187,871

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES	Exchange rate	6.2939
CONDENSED CONSOLIDATED INCOME STATEMENTS

	Year ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2011	2011	2010	2011	2011
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Software revenue	63,887,988	52,107,964	8,279,122	28,108,434	26,802,470	4,258,484
Hardware revenue	35,805,127	38,557,893	6,126,232	18,325,566	25,261,242	4,013,607
Service fee revenue	52,209,569	80,345,985	12,765,691	27,082,633	31,233,343	4,962,478
Total Revenues	151,902,684	171,011,842	27,171,045	73,516,633	83,297,055	13,234,569

Cost of revenues
Cost of software revenue	11,952,426	12,639,773	2,008,258	4,272,763	5,855,324	930,317
Cost of hardware revenue	31,282,457	32,095,775	5,099,505	14,632,291	20,912,012	3,322,584
Cost of service fee revenue	30,748,994	57,846,289	9,190,850	13,670,262	25,008,526	3,973,455
Amortization of acquired technology	10,353,492	7,838,965	1,245,486	2,410,734	1,742,287	276,822
Amortization of software costs	4,734,364	3,319,857	527,472	1,121,549	741,329	117,785
Impairment loss of intangible assets subject to amortization	2,401,502	2,061,194	327,490	2,401,502	2,061,194	327,490
Total Cost of Revenues	91,473,235	115,801,853	18,399,061	38,509,101	56,320,672	8,948,453

Gross Profit	60,429,449	55,209,989	8,771,984	35,007,532	26,976,383	4,286,116
	40%	32%		48%	32%
Operating Expenses
Research and development expenses	8,152,923	4,666,122	741,372	4,621,748	1,163,364	184,840
General and administrative expenses	39,253,368	44,670,914	7,097,493	13,568,033	15,712,755	2,496,505
Selling and distribution expenses	34,755,979	24,632,866	3,913,769	14,141,203	7,667,969	1,218,318
Total Operating Expenses	82,162,270	73,969,902	11,752,634	32,330,984	24,544,088	3,899,663

Income(Loss) from operations	(21,732,821)	(18,759,913)	(2,980,650)	2,676,548	2,432,295	386,453

Other income (expenses)
Interest income	588,600	534,203	84,876	320,618	380,498	60,455
Interest expenses	(636,050)	(550,338)	(87,440)	(166,727)	(63,798)	(10,136)
Interest expenses - amortization of discount on convertible notes payable	(13,712)	(6,431,872)	(1,021,922)	(3,014)	(6,086,046)	(966,975)
Interest expenses - amortization of deferred loan costs	(369,516)	(474,399)	(75,374)	(94,171)	(202,734)	(32,211)
Finance cost - exchange warrants	(1,443,888)	-	-	(1,443,888)	-	-
Gains (loss) on derivative liabilities	3,429,479	347,565	55,223	738,387	(1,311)	(208)
Loss on investments	(54,192)	(240,000)	(38,132)	-	(240,000)	(38,132)
Other income	-	873,697	138,816	-	318,999	50,684
Foreign currency exchange loss	(530,939)	(36,864)	(5,857)	(512,190)	(69,363)	(11,022)
Loss from continuing operations before income tax	(20,763,039)	(24,737,921)	(3,930,460)	1,515,563	(3,531,460)	(561,092)
Less: Income tax expenses (benefit)	(1,770,001)	2,307,868	366,683	714,066	6,477,250	1,029,131
Loss from continuing operations	(18,993,038)	(27,045,789)	(4,297,143)	801,497	(10,008,710)	(1,590,224)
Less: Net loss attributable to the non-controlling interest	(1,606,146)	(511,423)	(81,257)	(756,929)	-	-
Net loss from continuing operations attributable to eFuture Information Technology Inc.	(17,386,892)	(26,534,366)	(4,215,886)	1,558,426	(10,008,710)	(1,590,224)
Discontinued operations
Gain (Loss) from discontinued operations (including gain on disposal of ,701,170 ($1,064,709))	63,471	5,609,352	891,236	(1,448,822)	-	-
Gain (Loss) from discontinued operations	63,471	5,609,352	891,236	(1,448,822)	-	-
Net income (loss)	(17,323,421)	(20,925,014)	(3,324,650)	109,604	(10,008,710)	(1,590,224)
Earnings (Loss) per common stock
Basic	(4.53)	(5.06)	(0.80)	0.03	(2.42)	(0.39)
- Continuing operations	(4.55)	(6.42)	(1.02)	0.38	(2.42)	(0.39)
- Discontinued operations	0.02	1.36	0.22	(0.35)	-	-
Diluted	(4.53)	(5.06)	(0.80)	0.03	(2.42)	(0.39)
- Continuing operations	(4.55)	(6.42)	(1.02)	0.38	(2.42)	(0.39)
- Discontinued operations	0.02	1.36	0.22	(0.35)	-	-
Basic Weighted-average Shares Outstanding	3,822,386	4,130,221	4,130,221	4,104,569	4,130,221	4,130,221
Fully-Diluted Weighted-average Shares Outstanding	3,831,803	4,130,221	4,130,221	4,115,712	4,130,221	4,130,221

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES	Exchange rate	6.2939
NON-GAAP MEASURES OF PERFORMANCE

	Year ended			Three months ended
Continuing operations	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2011	2011	2010	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA

Operating income/(loss) (GAAP Basis)	(21,732,821)	(18,759,913)	(2,980,650)	2,676,548	2,432,295	386,453

Adjustments for non-GAAP measures of performance:
Add back amortization of acquired software technology	10,353,492	7,838,965	1,245,486	2,410,734	1,742,287	276,822
Add back amortization of intangibles	4,734,364	3,319,857	527,472	1,121,549	741,329	117,785
Add back impairment of intangible assets	2,401,502	2,061,194	327,490	2,401,502	2,061,194	327,490
Add back share-based compensation expenses	5,526,875	5,308,608	843,454	1,396,721	1,300,228	206,586
Adjusted non-GAAP operating earnings	1,283,412	(231,289)	(36,748)	10,007,054	8,277,333	1,315,136
Add back depreciation	2,009,702	1,947,925	309,494	567,722	585,756	93,067

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	3,293,114	1,716,636	272,746	10,574,776	8,863,089	1,408,203

NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA, as a percentage of revenue

Operating loss (GAAP BASIS)	-14%	-11%	-11%	4%	3%	3%

Adjustments for non-GAAP measures of performance:
Amortization of acquired software technology	7%	5%	5%	2%	1%	1%
Amortization of intangibles	3%	2%	2%	1%	0%	0%
Impairment of intangible assets	2%	1%	1%	2%	1%	1%
Share-based compensation expenses	4%	3%	3%	1%	1%	1%
Adjusted non-GAAP operating income	1%	0%	0%	8%	6%	6%
Depreciation	1%	1%	1%	0%	0%	0%

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	2%	1%	1%	9%	7%	7%

NON-GAAP EARNINGS PER SHARE
Net income/(loss) from continuing operations	(17,386,892)	(26,534,366)	(4,215,886)	1,558,426	(10,008,710)	(1,590,224)
Amortization of acquired software technology	10,353,492	7,838,965	1,245,486	2,410,734	1,742,287	276,822
Amortization of intangibles	4,734,364	3,319,857	527,472	1,121,549	741,329	117,785
Impairment of intangible assets	2,401,502	2,061,194	327,490	2,401,502	2,061,194	327,490
Share-based compensation expenses	5,526,875	5,308,608	843,454	1,396,721	1,300,228	206,586
Accretion on convertible notes	13,712	6,431,872	1,021,922	3,014	6,086,046	966,975
Adjusted Net Income	5,643,053	(1,573,870)	(250,063)	8,891,946	1,922,374	305,434

Adjusted non-GAAP diluted earnings per share	1.47	(0.38)	(0.06)	2.16	0.47	0.07
Shares used to compute non-GAAP diluted earnings per share	3,831,803	4,130,221	4,130,221	4,115,712	4,130,221	4,130,221

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES	Exchange rate	6.2939
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2011	2011	2010	2011	2011
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss) attributable to eFuture Information Technology Inc.	(17,323,421)	(20,925,014)	(3,324,650)	109,604	(10,008,710)	(1,590,224)
Adjustments to reconcile net loss attributable to eFuture Information Technology Inc. to net cash flows provided by operating activities:
Depreciation of property and equipment	2,009,702	1,996,264	317,174	567,722	585,756	93,067
Amortization of intangible assets	15,408,168	11,206,919	1,780,600	3,679,445	2,483,616	394,607
Impairment of intangible assets	2,401,502	2,061,194	327,491	2,401,502	2,061,194	327,491
Amortization of discount on convertible notes payable	13,712	6,431,872	1,021,922	3,014	6,086,046	966,975
Amortization of deferred loan costs	369,516	474,399	75,374	94,171	202,734	32,211
Gain on extinguishment of debt	-	(382,889)	(60,835)	-	-	-
Loss(Gains) on derivative liabilities	(3,429,479)	(347,565)	(55,223)	(738,387)	1,311	208
Finance cost - exchange warrants	1,443,888	-	-	1,443,888	-	-
Investment loss (gains)	(3,373,044)	(6,461,170)	(1,026,577)	-	240,000	38,132
Loss (Gains) on disposal of property and equipment	48,832	88,148	14,005	23,698	15,304	2,432
Allowance for doubtful accounts	5,482,636	2,539,705	403,518	3,718,661	(98,811)	(15,699)
Provision for loss in inventory and work in process	3,138,266	4,184,469	664,845	1,959,809	3,142,526	499,297
Compensation expenses for options granted to employees	3,930,160	3,937,919	625,672	1,332,812	953,383	151,477
Compensation expenses for restricted shares awarded to directors and senior management	1,596,715	1,370,689	217,781	63,909	346,845	55,108
Deferred income taxes	(1,770,001)	(2,449,284)	(389,152)	945,028	1,720,097	273,296
Foreign exchange gain (loss)	295,552	(141,638)	(22,504)	(437,468)	94,006	14,936
Non-controlling interest	(1,606,146)	(511,423)	(81,257)	(756,929)	-	-
Changes in assets and liabilities:
Trade receivables	(3,357,770)	(5,591,289)	(888,366)	434,000	417,518	66,337
Notes receivables	-	(520,000)	(82,620)	-	(520,000)	(82,620)
Refundable value added tax	(55,367)	(4,295,257)	(682,448)	701,194	(2,873,746)	(456,592)
Advances to employees	(1,886,714)	585,142	92,970	(17,546)	520,711	82,733
Advances to suppliers	(1,939,238)	1,703,355	270,636	(2,048,578)	(305,939)	(48,609)
Other receivables	(321,291)	1,963,605	311,985	720,840	1,140,440	181,198
Prepaid expenses	757,414	(727,100)	(115,525)	612,279	(42,054)	(6,682)
Inventory and work in process	(13,226,638)	(16,721,573)	(2,656,790)	925,654	16,755,333	2,662,154
Trade payables	(2,108,399)	5,793,696	920,526	2,377,073	(3,292,177)	(523,074)
Other payables	2,533,262	1,533,606	243,665	2,450,484	3,802,465	604,151
Accrued expenses	6,094,865	(1,392,446)	(221,237)	9,134,231	4,009,387	637,027
Taxes payable	(677,294)	195,976	31,137	2,105,424	7,530,766	1,196,518
Advances from customers	26,218,042	8,092,834	1,285,824	(8,713,111)	(18,407,465)	(2,924,651)
Net cash provided by (used in) operating activities	20,667,430	(6,306,856)	(1,002,059)	23,092,423	16,560,536	2,631,204

Cash flows from investing activities:
Purchases of property and equipment	(2,835,284)	(1,425,678)	(226,517)	(568,546)	(111,232)	(17,673)
Payments for intangible assets	(2,455,360)	(8,432,903)	(1,339,853)	216,918	(3,871,871)	(615,178)
Long-term investment	(240,000)	-	-	-	-	-
Acquisition of business	(15,000,000)	-	-	-	-	-
Cash received from disposal of property and equipment	-	3,000	476	-	-	-
Disposal of investments	2,633,092	5,895,999	936,780	-	-	-
Net cash used in investing activities	(17,897,552)	(3,959,582)	(629,114)	(351,628)	(3,983,103)	(632,851)

Cash flows from financing activities:
Cash paid for the redemption of convertible notes	-	(6,329,300)	(1,005,624)	-	(6,329,300)	(1,005,624)
Issuance of common stock for cash, net of offering costs paid	12,158,095	-	-	-	-	-
Proceeds from exercise of options	36,068	-	-	-	-	-
Net cash provided by (used in) financing activities	12,194,163	(6,329,300)	(1,005,62)	-	(6,329,300)	(1,005,624)

Effect of exchange rate changes on cash and cash equivalents	(311,739)	(14,362)	(2,282)	(61,743)	(119,811)	(19,037)

Net increase (decrease) in cash and cash equivalents	14,652,302	(16,610,100)	(2,639,079)	22,679,052	6,128,322	973,692

Change in cash and cash equivalents included in the current assets of discontinued operations	1,673,554	516,322	82,035	313,172	-	-
Cash and cash equivalents at beginning of period	57,441,322	73,250,856	11,638,389	50,774,954	51,028,756	8,107,653
Cash and cash equivalents at end of period	73,767,178	57,157,078	9,081,345	73,767,178	57,157,078	9,081,345

Supplemental cash flow information
Interest paid	660,000	482,048	76,590	120,793	158,873	25,242

	516,322	-	-	516,322	-	-